United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                 January 2003


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X  Form 40-F
                                             ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]                                  Press Release

                      CVRD Announces Capex Budget for 2003

Rio de Janeiro, 22 January 2003 - The Board of Directors of Companhia Vale do Rio Doce (CVRD) has approved the Company's Capex budget of US$ 1.8 billion for 2003.

In line with strategic guidelines, US$ 1.1 billion will be allocated on ongoing projects, US$ 642.5 million on current expenses (maintenance, operational improvements, information technology, environmental protection and others) and US$ 72.0 million on mineral exploration. The largest share of project expenditure will be spent on the Non-ferrous Minerals businesses (US$ 315.0 million), Logistics (US$ 289.8 million), Ferrous Minerals (US$ 244.3 million) and Aluminum (US$ 160.3 million).

The development of the Sossego copper project, whose completion is forecast for the first quarter of 2004, will account for US$ 253.1 million worth of investment. At the same time, US$ 29.4 million will be spent in 2003 on expanding capacity at the Taquari potassium mine in Vassouras, from 600,000 to 850,000 tons a year.

Investment in logistics projects in 2003 will be focused on the purchase of rolling stock and locomotives for the transport of general freight, principally of agricultural products, fuel, steel products and building materials.

The largest projects in the Ferrous Minerals division involve efforts for the enlargement of iron ore production capacity, as well as its logistics, such as the investment on the construction of Pier III at the port of Ponta da Madeira

In the Aluminum business, most of the investments are related to the development of bauxite mines and Alunorte's capacity expansion.

In 2003, US$ 72 million will be spent on exploration of ferrous minerals, bauxite, copper, gold, nickel, among others. This amount involves joint investments with BNDES under the Mineral Risk Contract.

CVRD will continue to invest in its power generation projects. In 2003, US$ 15.2 million and US$ 16.7 million will be allocated in the construction of the Candonga and Aimores power plants, respectively. Candonga, with 140 MW of installed capacity, should be commissioned in November of this year, while Aimores, with a capacity 330 MW, is expected to come on stream in December.

This Capex does not include provisions for acquisition opportunities that may arise. New investments in projects still under study can be approved, while those already approved might be changed.

                        Investment Schedule

-----------------------------------------------------------------------------
                                                              em US$ milhoes
-----------------------------------------------------------------------------

                          Capital     Correntes    Exploracao          Total
                                                      Mineral
-----------------------------------------------------------------------------

Ferrous Minerals            244.3         331.6             -          575.9
Logistics                   289.8         144.1             -          433.9
Non Ferrous Minerals        315.0          38.4             -          353.4
Aluminum                    160.3          21.7             -          182.0
Power Generation             71.3           1.3             -           72.6
Metallic and
Semi-finished                48.3             -             -           48.3
Corporate Areas                 -        105.4*          72.0          177.4
Total                     1,129.0         642.5          72.0        1,843.5


* Includes information technology investment, human resources and environmental protection.

--------------------------------------------------------------------------------

                                        For further information, please contact:
   Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
         Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
                     Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date: January 22, 2003

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer